AMERICAN BONANZA GOLD MINING CORP.
(“Bonanza”)

and

INTERNATIONAL TAURUS RESOURCES INC.
(“Taurus”)

and

FAIRSTAR EXPLORATIONS INC.
(“Fairstar”)

and

0710882 B.C. LTD.
(“FairstarSub”)

and

AMERICAN BONANZA GOLD CORP.
(formerly 0710887 B.C. LTD.)
(“Newco”)

ARRANGEMENT AGREEMENT AMENDMENT

Dated for reference February 21, 2005

ARRANGEMENT AGREEMENT AMENDMENT

THIS AMENDING AGREEMENT is dated for reference the 21st day of February, 2005.

AMONG:

AMERICAN BONANZA GOLD MINING CORP., a corporation incorporated under the laws of the Province of British Columbia

(“Bonanza”)

AND:

INTERNATIONAL TAURUS RESOURCES INC., a corporation incorporated under the laws of the Province of British Columbia

(“Taurus”)

AND:

FAIRSTAR EXPLORATIONS INC., a corporation incorporated under the laws of Canada

(“Fairstar”)

AND:

0710882 B.C. LTD., a corporation incorporated under the laws of the Province of British Columbia and which is wholly-owned by Fairstar

(“FairstarSub”)

AND:

AMERICAN BONANZA GOLD CORP. (formerly 0710887 B.C. LTD.) a corporation incorporated under the laws of the Province of British Columbia which is wholly owned by Bonanza

(“Newco”)

WHEREAS:

(A)	The parties hereto executed an Arrangement Agreement dated for reference December 21, 2004 (the “Arrangement Agreement”) which Arrangement Agreement the parties desire to amend hereby.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
CONFIRMATION OF ARRANGEMENT AGREEMENT EXCEPT WHERE MODIFIED

1.1      Except as amended by this Amending Agreement, the representations, covenants, terms and conditions of the Arrangement Agreement are hereby confirmed as being in full force and effect.
1.2 Capitalized terms herein have the meaning set forth in the Arrangement Agreement.

ARTICLE 2
ADDITIONAL COVENANTS OF NEWCO

2.1      The Arrangement Agreement is hereby augmented by the addition of a new Section 8.5 as follows:

“Newco to Discharge Valid Indebtedness of Bonanza, Taurus and FairstarSub

Newco agrees that after completion of the Arrangement it shall guarantee the discharge of all valid indebtedness of Bonanza, Taurus and their subsidiaries and if FairstarSub participates in the Arrangement, those of FairstarSub, if any, outstanding as at the Effective Date. Notwithstanding this commitment Newco may cause any of such companies to dispute and oppose enforcement of any such indebtedness to the extent lawfully appropriate.”

ARTICLE 3
EXTENSION OF DUE DILIGENCE

3.1      Sections 5.11, 5.12 and 5.13 of the Arrangement Agreement are amended by changing the definition of the Due Diligence Period to instead read “the day which is ten days before the date of the latest of the Bonanza Meeting and the Taurus Meeting.

ARTICLE 4
CLARIFICATION OF FAIRSTARSUB OWNERSHIP

4.1 Section 3.5(c) of the Arrangement Agreement is amended by appending thereto “but FairstarSub will be owned by Fairstar immediately prior to the Effective Date.”

ARTICLE 5
AMENDMENTS TO PLAN OF ARRANGEMENT

The Plan of Arrangement is hereby amended as follows:
Section 2.1      Resequencing of Exchange

5.1     Part A of Section 2.2 of the Plan of Arrangement appended as Schedule A to the Arrangement Agreement is amended by reordering Sections (a) through (d) so that the exchange of Bonanza Shares for Newco Shares in paragraphs (c) and (d) occurs before the exchange of Newco Shares for Taurus Shares in paragraphs (a) and (b) and thereupon 2.1 shall be deemed to be resequenced and the paragraphs therein shall be redesignated to be in alphabetical order so that (c) will become the new (a), (d) the new (b), (a) the new (c) and (b) the new (d).

Elimination of Newco Deficit by Reduction of Bonanza Capital

5.2     The Plan of Arrangement be further amended by the addition of the following paragraph 2.7.

“Upon completion of the matters set forth in paragraphs 2.1 to 2.6 above, Bonanza shall be deemed to have reduced its capital account to the extent necessary to eliminate its accumulated deficit as calculated in accordance with generally accepted accounting principles calculated to the Effective Time as determined by the auditors of Newco and which is estimated to be in an amount of approximately $19.5 million.”

The Plan of Arrangement as hereby amended by the resequencing of Section 2.2 and the addition of 2.7 shall for all purposes be the Plan of Arrangement which is presented to the shareholders of the parties and to the Court.

ARTICLE 6
GENERAL TERMS

6.1     The general terms applicable to this Amending Agreement are the same general terms as contained in Article 9 of the Arrangement Agreement.

IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the date first above written.